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                                                                     EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT


Antelope Valley Bank
Eldorado Bank
CSBI Capital Trust I

         Antelope Valley Bank and Eldorado Bank are organized under the laws of the State of California, and CSBI Capital Trust I is organized under the laws of the State of Delaware. Eldorado Bank conducts business in certain markets under the name Commerce Security Bank.